

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2011

Mr. Timothy J. Gallagher
 Chief Financial Officer
GENESEE & WYOMING INC.
66 Field Point Road
Greenwich, Connecticut 06830

> **Re:** **Genesee & Wyoming Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **File No. 1-31456**
>
> and
>
> **Definitive 14A**
> **Filed April 16, 2010**
> **File No. 1-31456**

Dear Mr. Gallagher:

　　We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief